Exhibit 99.1

Ozon Announces Second Quarter 2021 Financial Results and Raises GMV Guidance for Full-Year 2021 to 110% Year-on-Year

August 17, 2021 – Ozon Holdings PLC (NASDAQ and MOEX: “OZON”, thereafter referred to as “Ozon” or the “Company”), a leading Russian e-commerce platform, announces its unaudited financial results for the second quarter ended June 30, 2021.

Second Quarter 2021 Financial and Operating Results Highlights

•

Number of orders increased to 40.9 million, up from 14.6 million orders delivered in Q2 2020, with growth accelerating to 180% year-on-year, on the back of 80% growth in customer base and strong cohort performance with 40% higher order frequency.

•	GMV incl. services increased to RUB 89.0 billion, growing by 94% year-on-year, compared to RUB 45.8 billion in Q2 2020, despite the high base effect of 188% year-on-year growth in Q2 2020.

•

Share of Marketplace reached 62.1% as a percentage of GMV incl. services, compared to 47.4% in Q2 2020, supported by the merchant base more than tripling in the last twelve months and boosting availability and choice as assortment reached approximately 27 million SKUs as of June 30, 2021.

•

Adjusted EBITDA was a negative RUB 9.1 billion, compared to negative RUB 1.8 billion in Q2 2020, implying Adjusted EBITDA as a percentage of GMV incl. services of 10.3% in Q2 2021 compared to 3.9% in Q2 2020, on the back of strategic investments deployed to build scale and increase our market share.

•	Cash flow from operating activities was negative RUB 7.7 billion, compared to negative RUB 2.1 billion in Q2 2020.

•	The Company had cash and cash equivalents of RUB 122.9 billion as of June 30, 2021.

Alexander Shulgin, Chief Executive Officer of Ozon commented: “Since 2018 we transformed Ozon into one of the largest e-commerce players in Russia with 18 million customers and close to RUB 1 billion GMV per day! Yet we see an enormous market growth opportunity in core e-commerce business as well as the new Fintech vertical, which already boasts 1 million users, and our quick commerce business unit Ozon Express. Despite very tough comps, our GMV was up by 94%, on the back of a tremendous order growth of 180% year-on-year. The 40% increase in order frequencies is a testimony to the stellar performance of our cohorts. We significantly enhanced our last mile operations, increased our seller base and more than doubled the assortment since the start of the year. We expect our order growth to remain strong for the remainder of the year and raise our GMV growth guidance to 110% for the full year.”

Financial Outlook

The below forward-looking statements reflect Ozon’s expectations as of August 17, 2021, considering trends year to date and could be subject to change, and involve inherent risks which we are not able to control, for example the overall impact of the coronavirus pandemic and any ongoing or new potential disruptions caused by COVID-19. The below forecasts assume no further escalation of the COVID-19 pandemic.

Based on the recent performance and current outlook:

•	Ozon raises its growth guidance for the Company’s GMV incl. services to 110% for Full-Year 2021, compared to Full-Year 2020.

•	Ozon reiterates capital expenditure plans of between RUB 20 billion to RUB 25 billion for the Full-Year 2021.

Summary: Key Operating and Financial Metrics

The following table sets forth a summary of the key operating and financial data for the quarter and the six months ended June 30, 2021. The quarterly information for the quarter and the six months ended June 30, 2021 and June 30, 2020 has not been audited by the Company’s auditors.

(RUB in millions, unless indicated otherwise)	For the three months ended June 30,			For the six months ended June 30,
	2021	2020	YoY change, %	2021	2020	YoY change, %
GMV incl. services	88,957	45,750	94%	163,165	77,393	111%
Number of orders, million	40.9	14.6	180%	75.0	27.7	171%
Number of active buyers, million (Last 12 Months)	18.4	10.2	80%	18.4	10.2	80%
Share of Marketplace GMV, %	62.1%	47.4%	14.7pp	60.4%	38.2%	22.2pp
Gross profit	11,762	7,696	53%	23,349	12,379	89%
Gross profit as % of GMV	13.2%	16.8%	(3.6pp)	14.3%	16.0%	(1.7pp)
Adjusted EBITDA	(9,130)	(1,796)	—	(13,985)	(6,282)	—
Adjusted EBITDA as a percentage of GMV incl. services, %	(10.3%)	(3.9%)	(6.4pp)	(8.6%)	(8.1%)	(0.5pp)
Cash Flow from Operating Activities	(7,673)	(2,107)	—	(19,791)	(4,517)	—
Free Cash Flow	(12,598)	(4,497)	—	(27,351)	(8,488)	—

Note that Adjusted EBITDA and Free cash flow are non-IFRS financial measures. See “Presentation of Financial and Other Information” section of this press release for a definition of such non-IFRS measures, a discussion of the limitations on their use, and reconciliations of the non-IFRS measures to the applicable IFRS measures. See the definitions of metrics such as GMV incl. services, Gross Profit, number of orders, number of active buyers, share of Marketplace GMV in the “Other Key Operating Measures” section of this press release.

Key Highlights and Business Developments

Ozon e-commerce business demonstrated strong GMV growth of 94% year-on-year, despite the high base effect of Q2 2020 which was impacted by COVID-19 restrictions and during which the Company achieved GMV growth of 188% year-on-year. The GMV growth trend improved during the second quarter of 2021.

The order growth in Q2 2021 accelerated significantly and reached 180% year-on-year, on the back of the rising order frequency, underpinned by fast expansion of the last mile logistics which resulted in greater proximity to the customer base, making the service more convenient for Ozon customers across a number of regions.

•	In Q2 2021 order frequency reached 6.6, implying a 40% increase year-on-year, indicating improvement in the customer cohort characteristics.

•	The notable increase in user engagement is attributable to Ozon’s continuous efforts to enhance customer value proposition in terms of selection, value and convenience.

o

Ozon’s offline pickup locations exceeded 15,000 as of June 30, 2021 compared to around 10,000 as of the 2020 year-end. The rapid expansion of the Ozon logistics infrastructure makes Ozon one of the leading last mile network operators among e-commerce players and logistics companies in Russia.

o	Ozon’s fulfillment footprint reached 268,000 sqm following the expansion of fulfillment center in Saint Petersburg and the launch of a fulfillment facility in Khabarovsk in the Far East.

o	An accelerated growth in the number of merchants on Ozon platform led to a greater assortment breadth which reached approximately 27 million SKUs.

GMV growth for the first half 2021 amounted to 111% year-on-year, giving the Company confidence to raise its Full-Year 2021 GMV growth guidance to 110%.

Ozon Marketplace

In Q2 2021, Ozon Marketplace GMV increased by more than 150% year-on-year, with the Share of Marketplace (3P) as a percentage of GMV reaching 62.1%, compared to 47.4% in Q2 2020. The fast expansion of the marketplace has been driven by the growing number of merchants trading on the platform which more than doubled since the start of the year, as well as customer base increasing by 80% year-on-year, propelling the flywheel effect.

Sellers

The number of sellers more than tripled year-over-year and reached nearly 50 thousand. Notably, more than 60% of the new merchant registrations in Q2 2021 were generated outside of Moscow. The Company is constantly developing new, innovative ways to support growth and development of the businesses of Ozon’s merchants on Ozon marketplace, including new modes of fulfillment and delivery, that allow sellers to get their goods to customers quickly and reliably as well as market intelligence and business analytics tools, advertising solutions and financial services.

o

Our physical infrastructure, consisting of fulfillment centers, sorting hubs and last mile infrastructure facilitates a variety of marketplace models (FBO, FBS, Storefront) and provides maximum flexibility for sellers vis-à-vis fulfillment and delivery modes that best suit their business requirements which helps to lower barriers to entry for the sellers.

o

Our digital infrastructure and technology-driven tools enable us to accelerate the digital transformation for the Ozon merchant base, increasing sellers’ efficiency and boosting their sales. Ozon offers analytical and trading tool kits, an intuitive interface and best-in-class functionality, and a wide range of promotion mechanisms.

◾	Content: Ozon improved content creation and moderation procedures, which expedited the merchant onboarding.

◾

Advertising. Ozon offers its sellers over 30 types of advertising tools and is constantly developing and adding new ones. Every third seller on Ozon platform currently uses advertising tools and the Company sees further growth potential for enhancement and monetization of advertising services on Ozon’s platform.

o	Our Fintech services for the merchants offer access to the financial products and solutions that merchants require to scale up their businesses.

Buyers

Number of active customers on Ozon’s platform increased by 80% year-on-year, reaching 18.4 million as of June 30, 2021, compared to 10.2 million as of June 30, 2020. Annual order frequency of Ozon’s buyers increased by 40% to 6.6 in Q2 2021, compared to 4.7 in Q2 2020. Significant growth in order frequency is attributable to both more active new buyers and increased activity from the existing customers.

Assortment

Ozon assortment reached approximately 27 million SKUs as of June 30, 2021, fueled by accelerated onboarding of merchants on Ozon’s marketplace and more efficient content creation process.

Ozon Fulfillment & Logistics

Fulfillment and logistics network expansion remains one of the key strategic priorities for Ozon and underpins the growth of its e-commerce business. The Company continues to scale its nation-wide fulfillment and logistics infrastructure both in existing locations as well as the new regions, thereby ensuring the widest assortment availability as well as fast and reliable delivery of goods to 18 million Ozon customers across Russia.

Fulfillment:

•

As of June 30, 2021, Ozon fulfillment footprint reached 268 thousand square meters across Moscow, Moscow region, Tver, Saint-Petersburg, Kazan, Rostov-on-Don, Yekaterinburg, Novosibirsk, and a newly launched fulfillment center in Khabarovsk.

Logistics:

•	As of June 30, 2021, Ozon operated over 15,000 offline pick-up locations, with the dominant share operated by the franchisees across Russia.

•

Logistics plays an increasingly important role in augmenting fast growth of the Ozon marketplace. In Q2 2021 the Ozon logistics business was able to process and deliver parcels with 98% on time delivery.

Third Party Logistics Services

•	This year Ozon launched 3P logistics services which creates an additional revenue stream for Ozon and drives higher utilization levels and faster ramp up of Ozon logistics infrastructure.

•	In Q2 2021 the Company continued to expand its third party logistics operations, with over 100 partners leveraging Ozon’s nation-wide network.

Ozon New Initiatives & Verticals

Ozon Financial Services

Ozon FinTech is an area of strategic focus for Ozon and is progressively becoming a more notable lever of the growth for the platform. As part of Ozon’s fintech strategy on April 12, 2021 Ozon entered into an agreement to acquire Oney Bank LLC. The acquisition of Oney Bank enabled Ozon to obtain a banking license in a fast and efficient manner which gave Ozon full flexibility to structure and launch financial service products that allow the customers and marketplace sellers on the platform to transact in a frictionless way. Ozon will also be able to structure lending products in accordance with the desired specifications of its customer base and merchants.

B2C Initiatives

•	Number of issued Ozon Cards reached 1 million in Q2 2021.

•	Ozon Card became one of the top-3 most popular payment methods on the Ozon platform.

•	Ozon card holders exhibit greater customer loyalty with 1.6x higher order frequency on average in the 12-month period ended June 30, 2021, compared to the customers using other payment methods.

B2B Initiatives

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With its microcredit license, in 2021 Ozon launched the microfinance company “Ozon Credit”, that operates on the Ozon Invest B2B lending platform and offers lending solution for Ozon merchants. Ozon Credit leverages more than 40 different indicators, processed by machine learning, aiding Ozon with faster and more accurate scoring.

•

Ozon “Flexible payment plan”, is a unique solution designed for the merchants, that enables them to arrange a payment schedule that fits the individual business needs of the Ozon sellers. Over 2,000 sellers started to actively employ this product just in few months after the launch to better manage their working capital and increase sales.

Ozon Express

Ozon Express is the Company’s quick commerce business. Ozon Express offers one-hour delivery for more than 20,000 SKUs including food and non-food assortment, such as FMCG, children’s goods and electronics.

•	It continued to gain traction with the Ozon customer base during Q2 2021. The daily average number of orders generated by Ozon Express almost doubled in June 2021 compared to March 2021.

•	As of June 30, 2021 Ozon Express covered all of Moscow and its suburbs with one-hour delivery service.

•	In Q2 2021 Ozon Express started its regional expansion by opening its first dark store in Saint-Petersburg.

•	In June 2021 Ozon Express launched its private label under Ozon which will offer a variety of products such as coffee, snacks and other FMCG.

Ozon Technology

Ozon launched an IT robotics laboratory in Innopolis, Kazan. The laboratory will focus on developing robotics and automation of fulfillment solutions, tools aimed at increasing efficiency and accuracy of fulfillment and delivery processes, including first mile and last mile. Introduction of robotics technologies should reduce costs per order over time, as well as increase the speed of operations and the productivity of employees within fulfillment and logistics.

Ozon International Operations

OZON CIS Expansion

•	Ozon continues to increase its presence in Belarus. Since the launch of its operations in February 2021, the number of orders increased three times in June 2021 compared to February.

o

In Q2 2021 the Ozon marketplace launched its partnership with the Belarus national postal operator Belpochta. Belarus customers can pick Ozon parcels from any of approximately 3,000 post offices across the country.

o

Simultaneously Ozon continues to expand its own logistics infrastructure in Belarus with the launch of the sorting facilities. Furthermore, the Company plans to scale its franchising pick-up points network, which will benefit its customers providing better user experience as well as presenting an opportunity for local entrepreneurs to become Ozon’s franchise partners.

o

Ozon aims to onboard Belarus merchants to provide Russian consumers with even greater choice and assortment and enable Belarussian SMEs and bigger brands to tap into the Russian consumer market, one of the largest in Europe.

•	Ozon plans to launch its operations in Kazakhstan in the second half of 2021.

COVID-19 Impact

In March 2020, the World Health Organization declared the COVID-19 virus a global pandemic. The highly contagious disease has spread to most of the countries including Russia, creating a negative impact on customers, workforces, and suppliers, disrupting economies and financial markets, and potentially leading to a worldwide economic downturn. However, the full impact of the COVID-19 outbreak continues to evolve. To prevent the spread of infection, the Russian Government introduced a number of recommendations and restrictions, including restrictions on the movement of citizens, a limitation on commercial activities, measures to stimulate vaccination of population.

Since the restrictions in most regions of Russia eased starting from June 2020, solid GMV growth trends continued at Ozon, with strong customer and merchant engagement, rising order frequencies so far.

Nonetheless, the extent to which COVID-19 and the actions taken by governments to limit the spread of COVID-19 may impact our business depends on future developments, are highly uncertain and cannot be predicted. As such, it is uncertain as to the full magnitude that the pandemic will have on the Group’s financial condition, liquidity, and future results of operations.

Ozon Operational and Financial Results

The following table sets forth a summary of key operating and financial data for the quarter and the six months ended June 30, 2021.

(RUB in millions, unless indicated otherwise)	For the three months ended June 30,			For the six months ended June 30,
	2021	2020	YoY change,%	2021	2020	YoY change, %
GMV incl. services	88,957	45,750	94%	163,165	77,393	111%
Number of orders, million	40.9	14.6	180%	75.0	27.7	171%
Number of active buyers, million (Last 12 Months)	18.4	10.2	80%	18.4	10.2	80%
Share of Marketplace GMV, %	62.1%	47.4%	14.7pp	60.4%	38.2%	22.2pp
Gross profit	11,762	7,696	53%	23,349	12,379	89%
Gross profit as % of GMV	13.2%	16.8%	(3.6pp)	14.3%	16.0%	(1.7pp)
Adjusted EBITDA	(9,130)	(1,796)	—	(13,985)	(6,282)	—
Adjusted EBITDA as a percentage of GMV incl. services, %	(10.3%)	(3.9%)	(6.4pp)	(8.6%)	(8.1%)	(0.5pp)
Cash Flow from Operating Activities	(7,673)	(2,107)	—	(19,791)	(4,517)	—
Free Cash Flow	(12,598)	(4,497)	—	(27,351)	(8,488)	—

Note that Adjusted EBITDA and Free cash flow are non-IFRS financial measures. See “Presentation of Financial and Other Information” section of this press release for a definition of such non-IFRS measures, a discussion of the limitations on their use, and reconciliations of the non-IFRS measures to the applicable IFRS measures. See the definitions of metrics GMV incl. services, Gross Profit, number of orders, number of active buyers, share of Marketplace GMV in “Other Key Operating Measures” section of this press release.

GMV incl. services reached RUB 89.0 billion with growth reaching 94% year-on-year in Q2 2021. Solid GMV growth is attributable to a record order growth of 180% year-on-year, underpinned by transformational last-mile network expansion and enhanced value proposition for the customers in terms of quality, speed of delivery and much wider assortment.

Revenue

Ozon revenue grew by 53% year-on-year to RUB 37,018 million in Q2 2021, compared to RUB 24,215 million in Q2 2020. The growth was attributable to a 39% increase in the sales of goods and 105% year-on-year growth in service revenue.

Revenue from sales of goods (Ozon’s 1P operations) increased by 39% in Q2 2021 relative to Q2 2020, supported by the growth in active customers, and higher order frequency which was partly offset by the category mix effect.

Service revenue The 105% year-on-year increase was primarily attributable to the greater volume of marketplace commissions generated by the 3P business on the back of strong order growth and more merchants onboarding on Ozon Marketplace. The service revenues were further boosted by the significant growth in the advertising revenues due to enhancements to the advertising tools for the sellers aimed at improving customer experience and generating higher sales.

(RUB in millions)	For the three months ended June 30,			For the six months ended June 30,
	2021	2020	YoY change, %	2021	2020	YoY change, %
Sales of goods	26,410	19,028	39%	50,774	36,160	40%
Service revenue	10,608	5,187	105%	19,651	8,002	146%
Marketplace commission	8,333	3,819	118%	15,318	5,511	178%
Advertising revenue	1,494	727	106%	2,854	1,314	117%
Delivery services	530	547	(3%)	1,011	844	20%
Travel ticketing commission	163	56	191%	276	222	24%
Other revenue	88	38	132%	192	111	73%
Total revenue	37,018	24,215	53%	70,425	44,162	60%

Gross Profit

Company’s gross profit increased by 53% year-on-year to RUB 11,762 million in Q2 2021 from RUB 7,696 million relative to Q2 2020, driven by the solid GMV and orders growth. Gross profit as a percentage of GMV incl. services decreased to 13.2% in Q2 2021 versus 16.8% in Q2 2020 due to the mix effect of the business models, adjustment of the 3P commission rates since February 2021, tactical price investments into some product categories by 1P.

Operating expenses

Company’s operating expenses increased by 82% year-on-year in Q2 2021 relative to Q2 2020, following Ozon strong GMV and orders growth. Operating expenses as a percentage of GMV incl. services decreased to 55% in Q2 2021 from 59% in Q2 2020 primarily due to the higher scale of operations of Ozon’s marketplace, operating leverage effect, offset by the cost of ramp-up of the new fulfillment and delivery infrastructure, namely the launch of new FF centers and dramatic last-mile network expansion.

(RUB in millions)	For the three months ended June 30,			For the six months ended June 30,
	2021	2020	YoY change, %	2021	2020	YoY change, %
Cost of sales	25,256	16,519	53%	47,076	31,783	48%
as % of GMV incl. services	28.4%	36.1%	(7.7pp)	28.9%	41.1%	(12.2pp)
Fulfillment and delivery	14,109	6,788	108%	25,830	13,194	96%
as % of GMV incl. services	15.9%	14.8%	1.1pp	15.8%	17.0%	(1.2pp)
Sales and marketing	5,670	2,066	174%	9,497	4,150	129%
as % of GMV incl. services	6.4%	4.5%	1.9pp	5.8%	5.4%	0.4pp
Technology and content	2,174	1,022	113%	3,781	1,962	93%
as % of GMV incl. services	2.4%	2.2%	0.2pp	2.3%	2.5%	(0.2pp)
General and administrative	2,143	774	177%	3,919	1,547	153%
as % of GMV incl. services	2.4%	1.7%	0.7pp	2.4%	2.0%	0.4pp
Total operating expenses	49,352	27,169	82%	90,103	52,636	71%
as % of GMV incl. services	55.5%	59.4%	(3.9pp)	55.2%	68.0%	(12.8pp)

Cost of sales The 53% year-on-year increase in the cost of sales in Q2 2021 relative to Q2 2020 was driven by the growth in sales of goods from our Direct Sales (1P) business, mainly as a result of tactical price investments in the high frequency 1P product categories such as FMCG.

Fulfillment and delivery The 108% year-on-year increase in the fulfillment and delivery costs in Q2 2021 was attributable to the higher number of orders processed through Ozon’s fulfillment and logistics infrastructure (40.9 million compared to 14.6 million in Q2 2020) as well as ramp-up effect of our newly launched facilities, that need time to reach their targeted utilization levels.

Sales and marketing The 174% year-on-year increase in the sales and marketing expenses was a function of a lower base of marketing costs of Q2 2020 due to the COVID-19 effect, as well as targeted digital advertising investments made by the Company in Q2 2021, which contributed to 94% GMV growth and 80% growth in active buyers year-on-year.

Technology and content The 113% year-on-year increase in the technology and content is mainly attributable to the accelerated IT talent acquisition, driven by the increasing scale of the business, new products launches, requiring larger IT engineers talent pool.

General and administrative The 177% year-on-year increase in the general and administrative expenses in Q2 2021 was primarily driven by higher employee expense as part of Ozon’s strategy to boost its talent pool to support further growth of its core e-commerce pillars and development of the new verticals.

Adjusted EBITDA

Adjusted EBITDA was negative RUB 9.1 billion, compared to negative RUB 1.8 billion in Q2 2020, implying Adjusted EBITDA as a percentage of GMV incl. services of negative 10.3% in Q2 2021, compared to negative 3.9% in Q2 2020 due to lower gross margin on the back of the targeted price investments into a select number of high-frequency categories by Ozon 1P business, the greater cost pressure from the recently launched new fulfillment facilities and a fast expansion of the last mile delivery operations both of which have not yet reached their target utilization levels, accelerated investments into talent acquisition to support future growth of core and new verticals, as well as investments into customer acquisition and Ozon Express.

Interest expense

Ozon interest expense was RUB 1,210 million, compared to RUB 534 million in Q2 2020. The higher expense was driven by the increase in the outstanding borrowings to RUB 50,191 million as of June 30, 2021, following the issuance of the convertible bonds in February 2021 and greater lease liabilities of RUB 25,092 million as of June 30, 2021.

Interest income was RUB 145 million, compared to RUB 103 million in Q2 2020, as a result of higher deposit levels in Q2 2021. Short-term deposits are comprised of varying periods of between one day and three months deposits, depending on the immediate cash requirements of the Company, and earn interest at the respective short-term deposit rates.

Foreign currency exchange gain / (loss), net

Our foreign currency exchange loss amounted to RUB 3,174 million, compared to a loss of RUB 5 million in Q2 2020, primarily caused by the change in the foreign currency position in combination with U.S. dollar depreciation against Russian Rouble, which resulted in a foreign exchange loss on the net U.S. dollar-denominated position.

Income tax benefit / (expense)

Our income tax benefit was RUB 26 million, which is lower compared to benefit of RUB 69 million in Q2 2020 due to the effect of deferred tax charges.

Loss for the period amounted to RUB 15,233 million in Q2 2021, compared to RUB 3,288 million in Q2 2020.

Shares Issued

The total number of shares issued as of June 30, 2021 was 212,613,735 including 7,571,961 ordinary shares held by the Ozon Employee Benefit Trust and related to exercise of share-based awards under equity incentive plans.

The Ozon Employee Benefit Trust (the “Trust”)

In April 2021, the Company entered into a trust deed with a trustee for the efficient operation of the Company’s equity incentive plans (the “EIPs”). The Trust holds ordinary shares or ADSs of the Company to be distributed under share-based awards granted to and exercisable by directors, officers and employees and delivers the shares or other securities exercisable under the EIPs to such participants upon exercise. The Company neither owns shares nor has voting rights in the Trust. However, the Company established the Trust and may appoint or substitute a trustee. Thus, the Company considered that it controls the Trust through a contractual arrangement. In April 2021, the Company issued 8,400,000 ordinary shares represented by ADSs for the total amount of 1 to the Trust and converted them to ADSs.

Capital Expenditures in Q2 2021 amounted to RUB 3,927 million, compared to RUB 1,998 million in Q2 2020, mainly consisting of payments for fulfillment equipment, computer equipment and other hardware.

Cash flow from operating activities was negative RUB 7,673 million, compared to negative RUB 2,107 million on the back of an increase in the operating costs, partially offset by the inflows from the working capital.

Free cash flow was negative RUB 12,598 million, relative to negative RUB 4,497 million in Q2 2020.

Working Capital

Our working capital is primarily comprised of trade and other payables and inventory. Our accounts payable mainly include trade payables for the products purchased from suppliers and payables to the third-party sellers on Ozon Marketplace. As of June 30, 2021, our accounts payable amounted to RUB 42,528 million.

Our inventories mainly include merchandise held for resale and goods in transit, associated with our Direct (1P) Sales. As of June 30, 2021, Ozon had RUB 17,689 million of inventories.

Borrowings

Convertible bonds

During the six months ended June 30, 2021, the Company completed an offering of USD 750 million in aggregate principal amount of 1.875% senior unsecured convertible bonds due 2026 at par (the “Bonds”). The Bonds were offered in accordance with the Regulation S under the Securities Act through a private placement only to institutional investors that are not U.S. persons, outside the United States.

Total proceeds from the Bonds amounted to 54,499 net of 988 issue costs. Interest is payable semi-annually in arrears in each year, with the first payment beginning on August 24, 2021. The Bonds were issued in February 2021 and are convertible into cash, ordinary shares of the Company, represented by the ADSs, or a combination of cash and the ADSs, at the Group’s discretion, based on the conversion price set at USD 86.6480.

Lease Liabilities and Commitments

Our lease liabilities arise primarily from the long-term leases of fulfillment and sorting centers, office premises, pick-up points, and vehicles. These lease liabilities are primarily denominated in Russian Rubles and have the maturity periods ranging from one to ten years. Our lease liabilities increased to RUB 25,092 million as of June 30, 2021, mainly as a result of launch of new infrastructure objects.

The Group entered into lease contracts for offices, fulfillment and sorting centers that have not yet commenced as at June 30, 2021. The lease terms are from 9 months to 12 years. The future lease payments for these lease contracts are as follows:

(RUB in millions)	Within 1 year	1 to 3 years	3 to 5 years	> 5 years	Total
June 30, 2021	1,201	8,335	8,314	25,245	43,095
December 31, 2020	848	6,175	6,730	5,368	19,121

Cash and Cash Equivalents

As of June 30, 2021, the Company had cash and cash equivalents of RUB 122,849 million.

Subsequent Events

In July 2021, Mr Alexander Shulgin paid RUB 313 million to the Company and fully performed his obligation under the option agreement entered on August 1, 2018. 1,058,275 ADSs are exercisable under this option agreement as of the date of this press-release.

In August 2021, the Company granted to Mr Alexander Shulgin 3,200,000 RSUs with zero exercise price. Under this grant, each RSU entitles Mr Alexander Shulgin, subject to vesting and other terms, to receive for no consideration one ordinary share of the Company. Awards will vest with time over ten years so that 1/40 of the RSUs subject to the award will vest on the last day of each consecutive calendar quarter beginning March 31, 2022.

In August 2021, the Company’s board of directors approved allotment of 3,800,000 ordinary shares to be settled in the ADSs to the Trust for the efficient operation of the Company’s EIPs.

In August 2021, the Company granted to certain employees 400,055 RSUs with zero exercise price. Under this grant, each RSU entitles the recipient, subject to vesting and other terms, to receive for no consideration one ordinary share of the Company. Awards will vest with time over four years following the award date so that one quarter of the RSUs subject to the award will vest on the calendar quarter end after the anniversary of the award date (cliff period) and one sixteenth will vest on the last day of each consecutive calendar quarter.

In August 2021, the Group received RUB 10,000 million in cash under a one-year loan facility agreement with a third-party bank with a nominal interest rate of 8.5% p.a.

Conference Call and Webcast Details

The Company’s management will host an analyst and investor conference call, including question-and-answer session, to discuss its financial results for the Q2 2021 ended June 30, 2021, at 15.30 Moscow time / 13.30 London / 8.30 New York on Tuesday, August 17, 2021.

This call might contain material information regarding the Company’s financial and operating results as well as forward-looking statements. Please note that the forward-looking statements are based on management’s current expectations and actual results may differ materially from such statements.

Live webcast can be accessed via https://edge.media-server.com/mmc/p/o2fce8it%20

Company’s results presentation will be available at the Ozon Investor Relations website https://corp.ozon.com on August 17, 2021.

Replay

Following the call, a replay will be available on the Ozon Investor Relations website https://corp.ozon.com

Disclaimer

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that reflect the current views of Ozon Holdings PLC (“we”, “our” or “us”, or the “Company”) about future events and financial performance. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements.

These forward-looking statements are based on management’s current expectations. However, it is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. These statements are neither promises nor guarantees but involve known and unknown risks, uncertainties and other important factors and circumstances that may cause Ozon’s actual results, performance or achievements to be materially different from its expectations expressed or implied by the forward-looking statements, including conditions in the U.S. capital markets, negative global economic conditions, potential negative developments in the COVID-19 pandemic, other negative developments in Ozon’s business or unfavorable legislative or regulatory developments. We caution you therefore against relying on these forward-looking statements, and we qualify all of our forward-looking statements by these cautionary statements.

These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management’s estimates as of the date of this press release. While Ozon may elect to update such forward-looking statements at some point in the future, Ozon disclaims any obligation to do so, even if subsequent events cause its views to change. These forward-looking statements should not be relied upon as representing Ozon’s views as of any date subsequent to the date of this press release.

This press release includes certain non-IFRS financial measures not presented in accordance with IFRS, including but not limited to Contribution Profit/(Loss), Adjusted EBITDA and Free Cash Flow. These financial measures are not measures of financial performance in accordance with IFRS and may exclude items that are significant in understanding and assessing our financial results. Therefore, these measures should not be considered in isolation or as an alternative to loss for the period or other measures of profitability, liquidity or performance under IFRS. You should be aware that the Company’s presentation of these measures may not be comparable to similarly titled measures used by other companies, which may be defined and calculated differently. See “Presentation of Financial and Other Information” in this press release for a reconciliation of certain of these non-IFRS measures to the most directly comparable IFRS measure.

This press release includes quarterly information for the three and six months ended June 30, 2021 and the three and six months ended June 30, 2020. This information has not been audited or reviewed by the Company’s auditors.

The trademarks included herein are the property of the owners thereof and are used for reference purposes only. Such use should not be construed as an endorsement of the products or services of the Company.

Ozon Holdings PLC

Consolidated Statement of Profit or Loss and Other Comprehensive Income

(in millions of Russian Rubles)

(RUB in millions)	For the three months ended June 30,			For the six months ended June 30,
	2021	2020	YoY change, %	2021	2020	YoY change, %
Revenue:
Sales of goods	26,410	19,028	39%	50,774	36,160	40%
Service revenue	10,608	5,187	105%	19,651	8,002	146%
Total revenue	37,018	24,215	53%	70,425	44,162	59%
Operating expenses:
Cost of sales	(25,256)	(16,519)	—	(47,076)	(31,783)	—
Fulfillment and delivery	(14,109)	(6,788)	—	(25,830)	(13,194)	—
Sales and marketing	(5,670)	(2,066)	—	(9,497)	(4,150)	—
Technology and content	(2,174)	(1,022)	—	(3,781)	(1,962)	—
General and administrative	(2,143)	(774)	—	(3,919)	(1,547)	—
Total operating expenses	(49,352)	(27,169)	—	(90,103)	(52,636)	—
Operating loss	(12,334)	(2,954)	—	(19,678)	(8,474)	—
Loss on disposal of non-current assets	(8)	(10)	—	(13)	(12)	—
Interest expense	(1,210)	(534)	—	(2,124)	(817)	—
Interest income	145	103	41%	357	137	161%
Share of profit of an associate	75	43	74%	136	59	131%
Gain on revaluation of conversion options	1,247	—	—	768	—	—
Foreign currency exchange (loss) / gain, net	(3,174)	(5)	—	(1,383)	53	—
Total non-operating expenses	(2,925)	(403)	—	(2,259)	(580)	—
Loss before income tax	(15,259)	(3,357)	—	(21,937)	(9,054)	—
Income tax benefit / (expense)	26	69	(62%)	(30)	76	—
Loss for the period	(15,233)	(3,288)	—	(21,967)	(8,978)	—

Ozon Holdings PLC

Consolidated Statement of Cash Flows

(in millions of Russian Rubles)

(RUB in millions)	For the three months ended June 30,		For the six months ended June 30,
	2021	2020	2021	2020
Cash flows from operating activities
Loss before income tax	(15,259)	(3,357)	(21,937)	(9,054)
Adjusted for:
Depreciation and amortization	2,132	1,091	3,871	2,048
Interest expense	1,210	534	2,124	817
Interest income	(145)	(103)	(357)	(137)
Gain from revaluation of conversion options	(1,247)	—	(768)	—
Foreign currency exchange loss / (gain), net	3,174	5	1,383	(53)
Write-downs and losses of inventories	698	411	691	545
Loss on disposal of non-current assets	8	10	13	12
Share of profit of an associate	(75)	(43)	(136)	(59)
Changes in allowances on accounts receivable and advances paid	(37)	(23)	(36)	107
Gain on lease payments adjustment	—	(10)	—	(10)
Share-based compensation expense	1,072	67	1,822	144
Changes in working capital:
Inventories	(1,533)	1,207	(3,027)	1,902
Accounts receivable	(480)	191	245	552
Advances paid and other assets	(1,558)	515	(2,096)	123
Trade and other payables	3,167	(2,875)	(1,895)	(2,614)
Other liabilities and deferred income	1,898	513	2,377	1,680
Cash used in operations	(6,975)	(1,867)	(17,726)	(3,997)
Interest paid	(639)	(194)	(1,955)	(467)
Income tax paid	(59)	(46)	(110)	(53)
Net cash used in operating activities	(7,673)	(2,107)	(19,791)	(4,517)

Ozon Holdings PLC

Consolidated Statement of Cash Flows (Continued)

(in millions of Russian Rubles)

(RUB in millions)	For the three months ended June 30,		For the six months ended June 30,
	2021	2020	2021	2020
Cash flows from investing activities
Purchase of property, plant and equipment	(3,663)	(1,983)	(5,577)	(3,082)
Purchase of intangible assets	(264)	(15)	(305)	(25)
Interest received	132	100	349	124
Dividends received from an associate	—	—	141	—
Net cash used in investing activities	(3,795)	(1,898)	(5,392)	(2,983)
Cash flows from financing activities
Convertible bonds issue proceeds	—	—	54,499	—
Convertible loans issue proceeds	—	134	—	6,171
Proceeds from borrowings	231	(24)	231	5,977
Repayment of borrowings	(149)	(37)	(6,271)	(331)
Payment of principal portion of lease liabilities	(998)	(392)	(1,678)	(864)
Net cash generated from financing activities	(916)	(319)	46,781	10,953
Net (decrease) / increase in cash and cash equivalents	(12,384)	(4,324)	21,598	3,453
Cash and cash equivalents at the beginning of the period	140,584	10,850	103,702	2,994
Effects of exchange rate changes on the balance of cash held in foreign currencies	(5,351)	(26)	(2,451)	53
Cash and cash equivalents at the end of the period	122,849	6,500	122,849	6,500

Ozon Holdings PLC

Consolidated Statement of Financial Position

(in millions of Russian Rubles)

(RUB in millions)	As of
	June 30, 2021	December 31, 2020
Assets
Non-current assets
Property, plant and equipment	14,558	11,869
Right-of-use assets	23,657	14,579
Intangible assets	567	317
Investments in an associate	1,247	1,111
Deferred tax assets	46	44
Advances for non-current assets and security deposits	4,807	1,880
Total non-current assets	44,882	29,800
Current assets
Inventories	17,689	15,342
Accounts receivable	3,137	3,405
Prepaid income tax	37	14
VAT receivable	1,643	908
Advances and prepaid expenses	2,015	1,055
Other current assets	389	382
Cash and cash equivalents	122,849	103,702
Total current assets	147,759	124,808
Total assets	192,641	154,608
Equity and liabilities
Equity
Share capital	12	11
Share premium	133,678	133,439
Treasury shares	(1)	—
Equity-settled employee benefits reserves	2,735	1,152
Other capital reserves	—	—
Accumulated losses	(77,312)	(55,345)
Total equity	59,112	79,257

Ozon Holdings PLC

Consolidated Statement of Financial Position (Continued)

(in millions of Russian Rubles)

(RUB in millions)	As of
	June 30, 2021	December 31, 2020
Non-current liabilities
Borrowings	48,683	2,323
Lease liabilities	20,178	12,267
Conversion options	6,190	—
Deferred tax liabilities	59	66
Deferred income	319	406
Other non-current liabilities	85	78
Total non-current liabilities	75,514	15,140
Current liabilities
Trade and other payables	42,528	42,545
Borrowings	1,508	7,125
Lease liabilities	4,914	3,223
Taxes payable	700	816
Accrued expenses	2,646	1,677
Customer advances and deferred revenue	5,719	4,825
Total current liabilities	58,015	60,211
Total liabilities	133,529	75,351
Total equity and liabilities	192,641	154,608

Presentation of Financial and Other Information

Use of Non-IFRS Financial Measures

We report under International Financial Reporting Standards (“IFRS”) as adopted by the International Accounting Standards Board (the “IASB”). None of our financial statements were prepared in accordance with generally accepted accounting principles in the United States. We present our consolidated financial statements in Rubles.

Certain parts of this press release contain non-IFRS financial measures, including, among others, Contribution Profit/(Loss), Adjusted EBITDA and Free Cash Flow. We define:

•

Contribution Profit/(Loss) as loss for the period before income tax benefit/(expense), total non-operating (expense)/income, general and administrative expenses, technology and content expenses and sales and marketing expenses.

•	Adjusted EBITDA as loss for the period before income tax benefit/(expense), total non-operating (expense)/income, depreciation and amortization and share-based compensation expense.

•

Free Cash Flow as net cash generated from / (used in) operating activities less payments for purchase of property, plant and equipment and intangible assets, and the payment of the principal portion of lease liabilities.

Contribution Profit/(Loss), Adjusted EBITDA and Free Cash are used by our management to monitor the underlying performance of the business and its operations. These measures are used by other companies for a variety of purposes and are often calculated in ways that reflect the circumstances of those companies. You should exercise caution in comparing these measures as reported by us to the same or similar measures as reported by other companies. Contribution Profit/(Loss), Adjusted EBITDA and Free Cash Flow may not be comparable to similarly titled metrics of other companies. These measures are unaudited and have not been prepared in accordance with IFRS or any other generally accepted accounting principles.

Contribution Profit/(Loss), Adjusted EBITDA and Free Cash Flow are not measurements of performance or liquidity under IFRS or any other generally accepted accounting principles, and you should not consider them as an alternative to loss for the period, operating loss, net cash generated from / (used in) operating activities or other financial measures determined in accordance with IFRS or other generally accepted accounting principles. These measures have limitations as analytical tools, and you should not consider them in isolation. Accordingly, prospective investors should not place undue reliance on these non-IFRS financial measures contained in this press release.

Other Key Operating Measures

Certain parts of this press release contain our key operating measures, including, among others, gross merchandise value including revenue from services (“GMV incl. services”), Gross profit, share of our online marketplace (our “Marketplace”) GMV (“Share of Marketplace GMV”), number of orders and number of active buyers. We define:

•

GMV incl. services as the total value of orders processed through our platform, as well as revenue from services to our buyers and sellers, such as delivery, advertising and other services rendered by our Ozon.ru operating segment. GMV incl. services is inclusive of value added taxes, net of discounts, returns and cancellations. GMV incl. services does not represent revenue earned by us. GMV incl. services does not include travel ticketing commissions, other service revenues or value of orders processed through our Ozon.travel operating segment.

•	Gross profit represents revenue less cost of sales in a given period.

•

Share of Marketplace GMV as the total value of orders processed through our Marketplace, inclusive of value added taxes, net of discounts, returns and cancellations, divided by GMV incl. services in a given period. Share of Marketplace GMV includes only the value of goods processed through our platform and does not include services revenue.

•	Number of orders as the total number of orders delivered in a given period, net of returns and cancellations.

•	Number of active buyers as the number of unique buyers who placed an order on our platform within the 12-month period preceding the relevant date, net of returns and cancellations.

Use of Non-IFRS Financial Measures

(RUB in millions)	For the three months ended June 30,		For the six months ended June 30,
	2021	2020	2021	2020
Contribution Profit / (Loss) (1)	(2,347)	908	(2,481)	(815)
Adjusted EBITDA (2)	(9,130)	(1,796)	(13,985)	(6,282)
Free Cash Flow (3)	(12,598)	(4,497)	(27,351)	(8,488)
Gross profit	11,762	7,696	23,349	12,379

(1) To provide investors with additional information regarding our results of operations, we have disclosed here and elsewhere in this press release Contribution Loss, a non-IFRS financial measure that we calculate as loss for the period before income tax benefit/(expense), total non-operating (expense)/income, general and administrative expenses, technology and content expenses and sales and marketing expenses.

Contribution Loss is a supplemental non-IFRS measure of our operating performance that is not required by, or presented in accordance with, IFRS. We have included Contribution Loss in this press release because it is an important metric used by our management to measure our operating performance as it shows the result of our operations less expense items that represent the majority of our variable expenses.

Contribution Loss is an indicator of our operational profitability as it reflects direct costs to fulfill and deliver orders to our buyers. Accordingly, we believe that Contribution Loss provides useful information to investors in understanding and evaluating our operating results in the same manner as our management and board of directors.

Contribution Loss excludes significant expense items, including sales and marketing expenses, technology and content expenses, general and administrative expenses and other expense items that are not a direct function of sales. These expense items are an integral part of our business. Given these and other limitations, Contribution Loss should not be considered in isolation, or as an alternative to, or a substitute for, an analysis of our results reported in accordance with IFRS, including operating loss and loss for the period.

The following tables present a reconciliation of loss for the period to Contribution Loss for each of the periods indicated

(RUB in millions)	For the three months ended June 30,		For the six months ended June 30,
	2021	2020	2021	2020
Loss for the period	(15,233)	(3,288)	(21,967)	(8,978)
Income tax (benefit) / expense	(26)	(69)	30	(76)
Total non-operating expenses	2,925	403	2,259	580
General and administrative expenses	2,143	774	3,919	1,547
Technology and content expenses	2,174	1,022	3,781	1,962
Sales and marketing expenses	5,670	2,066	9,497	4,150
Contribution Profit / (Loss)	(2,347)	908	(2,481)	(815)

(2) To provide investors with additional information regarding our results of operations, we have disclosed here and elsewhere in this press release Adjusted EBITDA, a non-IFRS financial measure that we calculate as loss for the period before income tax benefit/(expense), total non-operating (expense)/income, depreciation and amortization and share-based compensation expense.

Adjusted EBITDA is a supplemental non-IFRS financial measure that is not required by, or presented in accordance with, IFRS. We have included Adjusted EBITDA in this press release because it is a key measure used by our management and board of directors to evaluate our operating performance, generate future operating plans and make strategic decisions regarding the allocation of capital. In particular, the exclusion of certain expenses in calculating Adjusted EBITDA facilitates operating performance comparability across reporting periods by removing the effect of non-cash expenses and non-operating expense/(income). Accordingly, we believe that Adjusted EBITDA provides useful information to investors in understanding and evaluating our operating results in the same manner as our management and board of directors.

We believe it is useful to exclude non-cash charges, such as depreciation and amortization and share-based compensation expense, from our Adjusted EBITDA because the amount of such expenses in any specific period may not directly correlate to the underlying performance of our business operations. We believe it is useful to exclude income tax benefit/(expense) and non-operating expense/(income) as these items are not components of our core business operations. Adjusted EBITDA has limitations as a financial measure, and you should not consider it in isolation or as a substitute for loss for the period as a profit measure or other analysis of our results as reported under IFRS. Some of these limitations are:

•	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future;

•	Adjusted EBITDA does not reflect capital expenditure requirements for such replacements or for new capital expenditures;

•

Adjusted EBITDA does not reflect share-based compensation, which has been, and will continue to be for the foreseeable future, a recurring expense in our business and an important part of our compensation strategy; and

•

although other non-operating income/expenses are non-cash items, which once realized may impact the cash flows of the Group, other companies, including companies in our industry, may calculate Adjusted EBITDA differently, which reduces its usefulness as a comparative measure.

Because of these limitations, you should consider Adjusted EBITDA alongside other financial performance measures, including various cash flow metrics, operating loss, loss for the period and our other IFRS results.

The following tables present a reconciliation of loss for the period to Adjusted EBITDA for each of the periods indicated:

(RUB in millions)	For the three months ended June 30,		For the six months ended June 30,
	2021	2020	2021	2020
Loss for the period	(15,233)	(3,288)	(21,967)	(8,978)
Income tax (benefit) / expense	(26)	(69)	30	(76)
Total non-operating expenses	2,925	403	2,259	580
Depreciation and amortization	2,132	1,091	3,871	2,048
Share-based compensation expense	1,072	67	1,822	144
Adjusted EBITDA	(9,130)	(1,796)	(13,985)	(6,282)

(3) To provide investors with additional information regarding our financial results, we have also disclosed here and elsewhere in this press-release Free Cash Flow, a non-IFRS financial measure that we calculate as net cash generated from / (used in) operating activities less capital expenditures, which consist of payments for purchase of property, plant and equipment and intangible assets, and the payment of the principal portion of lease liabilities.

Free Cash Flow is a supplemental non-IFRS financial measure that is not required by, or presented in accordance with, IFRS. We have included Free Cash Flow in this press release because it is an important indicator of our liquidity as it measures the amount of cash we generate/(use) and provides additional perspective on the impact of our cash capital expenditures and assets used by us through lease obligations. Accordingly, we believe that Free Cash Flow provides useful information to investors in understanding and evaluating our operating results in the same manner as our management and board of directors.

Free Cash Flow has limitations as a financial measure, and you should not consider it in isolation or as substitutes for net cash used in operating activities as a measure of our liquidity or other analysis of our results as reported under IFRS. There are limitations to using non-IFRS financial measures, including that other companies, including companies in our industry, may calculate Free Cash Flow differently. Because of these limitations, you should consider Free Cash Flow alongside other financial performance measures, including net cash generated from/(used in) operating activities, capital expenditures and our other IFRS results.

The following tables present a reconciliation of loss for the period to Free Cash Flow for each of the periods indicated:

(RUB in millions)	For the three months ended June 30,		For the six months ended June 30,
	2021	2020	2021	2020
Net cash used in operating activities	(7,673)	(2,107)	(19,791)	(4,517)
Purchase of property, plant and equipment	(3,663)	(1,983)	(5,577)	(3,082)
Purchase of intangible assets	(264)	(15)	(305)	(25)
Payment of the principal portion of lease liabilities	(998)	(392)	(1,678)	(864)
Free Cash Flow	(12,598)	(4,497)	(27,351)	(8,488)

About OZON

Ozon is a leading multi-category e-commerce platform and one of the largest internet companies in Russia. Its fulfillment infrastructure and delivery network have some of the widest coverage among e-commerce players in the country, enabling Ozon to provide Russian population with fast and convenient delivery via couriers, pick-up points, and parcel lockers. Its extensive logistics footprint and fast-developing marketplace platform allow thousands of entrepreneurs to sell their products across Russia’s 11 time zones and offer millions of customers one of the widest selections of goods across multiple product categories. Ozon actively seeks to expand its value-added services such as fintech and other new verticals such as Ozon Express online grocery delivery. For more information, please visit https://corp.ozon.com/

Contacts

Investor Relations

Maryia Berasneva-McNamara, Head of Investor Relations, OZON

ir@ozon.ru

Press Office

Maria Zaikina, Director of Public & Industry Relations, OZON

pr@ozon.ru